                                  UNITED STATES
                        SECURTIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A
                                 (RULE 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

                  PROXY STATEMENT PURSUANT TO SECTION 14(a) OF
              THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

Filed by the Registrant |_|

Filed by a Party other than the Registrant |X|

Check the appropriate box:

         |X| Preliminary Proxy Statement

         |_| Confidential, for Use of the Commission Only (as permitted by Rule
             14a-6(e)(2))

         |_| Definitive Proxy Statement

         |_| Definitive Additional Materials

         |_| Soliciting Material Under Rule 14a-12

                                  LUBY'S, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                                   PARCHE, LLC
                               RCG ENTERPRISE, LTD
                           RCG STARBOARD ADVISORS, LLC
                          RAMIUS CAPITAL GROUP, L.L.C.
                                C4S & CO., L.L.C.
                                 PETER A. COHEN
                                 MORGAN B. STARK
                               JEFFREY M. SOLOMON
                                THOMAS W. STRAUSS
                                 STEPHEN FARRAR
                                 WILLIAM J. FOX
                                 BRION G. GRUBE
                                MATTHEW Q. PANNEK
                                JEFFREY C. SMITH
                                 GAVIN MOLINELLI
--------------------------------------------------------------------------------
    (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

         Payment of Filing Fee (Check the appropriate box):

         |X| No fee required.

         |_| Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and
             0-11.

         (1) Title of each class of securities to which transaction applies:

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         (2) Aggregate number of securities to which transaction applies:

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         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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         (4) Proposed maximum aggregate value of transaction:

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         (5) Total fee paid:

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         |_| Fee paid previously with preliminary materials.

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         |_| Check box if any part of the fee is offset as provided by Exchange
Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1) Amount previously paid:

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         (2) Form, Schedule or Registration Statement No.:

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         (3) Filing Party:

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         (4) Date Filed:

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PERSONS WHO ARE TO RESPOND TO THE  COLLECTION OF  INFORMATION  CONTAINED IN THIS
FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY  VALID OMB
CONTROL NUMBER.

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED NOVEMBER 20, 2007

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

                              ______________, 2007

Dear Fellow Shareholder:

      Starboard Value and  Opportunity  Master Fund Ltd.  ("Starboard")  and the
other participants in this solicitation  (collectively,  the "Ramius Group") are the  beneficial  owners of an aggregate  of 1,952,100  shares of common stock of
Luby's, Inc. (the "Company"), representing approximately ___% of the outstanding shares of common stock of the Company. For the reasons set forth in the attached
Proxy  Statement,  the Ramius Group does not believe that the Board of Directors of the Company (the "Board") is acting in the best interest of its shareholders.
The Ramius  Group is therefore  seeking  your  support at the Annual  Meeting of
Shareholders  scheduled to be held at the Sheraton  Brookhollow Hotel located at
3000 North Loop West,  Houston,  Texas 77092, on January 15, 2008 at 11:00 a.m.,
Houston time, for the following:

      1. To elect Starboard's slate of four nominees to the Board to serve until the 2011 Annual Meeting of Shareholders;

      2. To ratify the appointment of Grant Thornton LLP as independent  auditor for the 2008 fiscal year; and

      3. To  recommend  that the  Board  consider  adoption  of the  non-binding shareholder proposal to declassify the Board.

      The Ramius Group urges you to carefully consider the information contained in the attached Proxy Statement and then support its efforts by signing,  dating and returning the enclosed GOLD proxy card today.  The attached Proxy  Statement and the enclosed GOLD proxy card are first being  furnished to the  shareholders on or about ___________ __, 2007.

      If you have already  voted for the incumbent  Board slate,  you have every right to change your vote by signing, dating and returning a later dated proxy.

      If you have any questions or require any assistance with your vote, please contact Innisfree M&A Incorporated,  which is assisting us, at their address and toll-free numbers listed on the following page.

      Thank you for your support.

                                    Jeffrey C. Smith
                                    Starboard Value and Opportunity Master
                                    Fund Ltd.

                                      -3-

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 IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR GOLD PROXY CARD,
      OR NEED ADDITIONAL COPIES OF STARBOARD'S PROXY MATERIALS, PLEASE CALL
          INNISFREE M&A INCORPORATED AT THE PHONE NUMBERS LISTED BELOW.
--------------------------------------------------------------------------------

                           Innisfree M&A Incorporated
                         501 Madison Avenue, 20th Floor
                               New York, NY 10022
                 Shareholders Call Toll-Free at: (877) 800-5185
                Banks and Brokers Call Collect at: (212) 750-5833

                       2008 ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                                  LUBY'S, INC.
                            -------------------------

                                 PROXY STATEMENT
                                       OF
                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                            -------------------------

          PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

      Starboard  Value and  Opportunity  Master  Fund Ltd.,  a Cayman  Islands
exempted company  ("Starboard"),  Parche,  LLC, a Delaware  limited  liability company  ("Parche"),  RCG Enterprise,  Ltd, a Cayman Islands  exempted company
("RCG Enterprise"),  RCG Starboard Advisors, LLC, a Delaware limited liability company ("RCG Starboard  Advisors"),  Ramius Capital Group, L.L.C., a Delaware
limited  liability company ("Ramius  Capital"),  C4S & Co., L.L.C., a Delaware limited liability  company ("C4S"),  Peter A. Cohen ("Mr.  Cohen"),  Morgan B.
Stark ("Mr.  Stark"),  Thomas W. Strauss ("Mr.  Strauss"),  Jeffrey M. Solomon
("Mr.  Solomon"),  Stephen Farrar ("Mr. Farrar"),  William J. Fox ("Mr. Fox"),
Brion  G.  Grube  ("Mr.   Grube")  and  Mathew  Q.   Pannek   ("Mr.   Pannek")
(collectively,  the "Ramius  Group") are  significant  shareholders of Luby's,
Inc., a Delaware corporation  ("Luby's" or the "Company").  The members of the
Ramius Group,  as well as Jeffrey C. Smith ("Mr.  Smith") and Gavin  Molinelli
("Mr.  Molinelli"),  are  participants  in this  solicitation.  Mr. Smith is a
Partner  of  Ramius  Capital  and Mr.  Molinelli  is an  Associate  of  Ramius
Capital.  The Ramius  Group does not believe  that the Board of  Directors  of
the  Company   (the   "Board")   is  acting  in  the  best   interest  of  its
shareholders.  The  Ramius  Group is  therefore  seeking  your  support at the
Annual  Meeting  of  Shareholders   scheduled  to  be  held  at  the  Sheraton
Brookhollow  Hotel located at 3000 North Loop West,  Houston,  Texas 77092, on
January 15, 2008 at 11:00 a.m.,  Houston time,  including any  adjournments or postponements  thereof  and any  meeting  which may be called in lieu  thereof
(the "Annual  Meeting"),  for the election of Starboard's  director  nominees,
Stephen  Farrar,  William J. Fox,  Brion G. Grube and  Mathew Q.  Pannek  (the
"Ramius Nominees"), to serve until the 2011 Annual Meeting of Shareholders.

      As of  ________  __,  2007,  the  approximate  date on  which  this  Proxy
Statement is being mailed to shareholders,  the members of the Ramius Group were the beneficial owners of an aggregate of 1,952,100 shares of common stock of the
Company,  par value $0.32 per share (the "Shares"),  which currently  represents approximately  ___% of the  issued  and  outstanding  Shares,  all of which  are entitled to be voted at the Annual Meeting.

      Luby's has set the record date for  determining  shareholders  entitled to notice of and to vote at the Annual  Meeting as November  16, 2007 (the  "Record
Date").  The mailing  address of the  principal  executive  offices of Luby's is
13111 Northwest Freeway, Suite 600, Houston, Texas 77040. Shareholders of record at the close of  business  on the Record  Date will be  entitled  to vote at the
Annual  Meeting.  According  to  Luby's,  as of  the  Record  Date,  there  were
__________  Shares  outstanding and entitled to vote at the Annual Meeting.  The participants  in this  solicitation  intend to vote all of their  Shares FOR the election of the Ramius Nominees.

THIS  SOLICITATION  IS BEING MADE BY THE  RAMIUS  GROUP AND NOT ON BEHALF OF THE
BOARD OF DIRECTORS  OF THE  COMPANY.  THE RAMIUS GROUP IS NOT AWARE OF ANY OTHER
MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING. SHOULD OTHER MATTERS, WHICH THE
RAMIUS  GROUP IS NOT AWARE OF A  REASONABLE  TIME BEFORE THIS  SOLICITATION,  BE
BROUGHT BEFORE THE ANNUAL MEETING,  THE PERSONS NAMED AS PROXIES IN THE ENCLOSED
GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE RAMIUS GROUP URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR
OF THE ELECTION OF ITS NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD  FURNISHED BY LUBY'S BOARD TO LUBY'S,  YOU
MAY  REVOKE  THAT PROXY AND VOTE FOR THE  ELECTION  OF THE  RAMIUS  NOMINEES  BY
SIGNING,  DATING AND RETURNING  THE ENCLOSED  GOLD PROXY CARD.  THE LATEST DATED
PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO
THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED
PROXY FOR THE ANNUAL MEETING TO THE RAMIUS GROUP, C/O INNISFREE M&A INCORPORATED
WHICH IS ASSISTING IN THIS  SOLICITATION,  OR TO THE SECRETARY OF LUBY'S,  OR BY
VOTING IN PERSON AT THE ANNUAL MEETING.

                                      -2-

                                    IMPORTANT

      YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES YOU OWN. THE RAMIUS GROUP
URGES YOU TO SIGN,  DATE,  AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY TO VOTE
FOR THE ELECTION OF THE RAMIUS NOMINEES.

     o      If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to the Ramius Group,  c/o
            Innisfree M&A Incorporated, in the enclosed envelope today.

     o      If your  Shares are held in a  brokerage  account  or bank,  you are considered  the  beneficial  owner of the  Shares,  and these  proxy materials,  together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial  owner,  you may either
            (i) instruct  your broker,  trustee or other  representative  how to
            vote  or  (ii)   request   of  your   broker,   trustee   or   other
            representative, a proxy for the Shares that you beneficially own and pursuant  to such  proxy  vote the  Shares in  person at the  Annual
            Meeting.  Your broker cannot vote your Shares on your behalf without
            your   instructions.   Accordingly,   please   contact   the  person
            responsible  for your  account  and either  instruct  that person to execute on your  behalf  the GOLD  proxy card or provide  you with a proxy for the Shares that you  beneficially own so that you may vote the Shares in person  pursuant to such proxy at the Annual  Meeting.
            The Ramius Group urges you to confirm any instructions that you send in writing to the person responsible for your account and to provide a copy of such  instructions to the Ramius Group,  c/o Innisfree M&A
            Incorporated,  who is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of this
            Proxy Statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.

     o      Depending  upon your  broker or  custodian,  you may be able to vote either by toll-free  telephone or by the  Internet.  Please refer to
            the  enclosed   voting  form  for   instructions   on  how  to  vote
            electronically.  You may also vote by signing,  dating and returning the enclosed voting form.

      Since only your latest  dated  proxy card will  count,  we urge you not to return  any proxy  card you  receive  from the  Company.  Even if you return the
Company's  proxy card  marked  "withhold"  as a protest  against  the  incumbent directors,  it will  revoke any proxy card you may have  previously  sent to the
Ramius  Group.  Remember,  you can vote for our four  nominees  only on our GOLD proxy card.  So please make  certain that the latest dated proxy card you return is the GOLD proxy card.

             If you have any questions regarding your proxy, or need
                 assistance in voting your Shares, please call:

                           INNISFREE M&A INCORPORATED
                         501 MADISON AVENUE, 20TH FLOOR
                               NEW YORK, NY 10022
                 SHAREHOLDERS CALL TOLL-FREE AT: (877) 800-5185
                BANKS AND BROKERS CALL COLLECT AT: (212) 750-5833

                                      -3-

                          REASONS FOR THE SOLICITATION

      The  Ramius  Group  owns in the  aggregate  a total of  1,952,100  Shares, representing  approximately  ___% of the issued and outstanding  common stock of the Company.  We believe the election of the Ramius Nominees represents the best means for Luby's  shareholders to maximize the value of their Shares. We believe that our nominees will strengthen the quality of Luby's Board by adding valuable restaurant  industry and corporate finance expertise.  Additionally,  we believe that the election of the Ramius  Nominees will help to ensure that any potential conflicts of interest that certain  directors may have with respect to decisions that  relate to their  interests  in both  Luby's  and  Pappas  restaurants  are
evaluated  and  addressed   appropriately   with  the  best   interests  of  all
shareholders in mind.  Although the current Luby's Board may technically  comply
with  the   requirements   of  the  NYSE  and  SEC  rules   relating   to  board
"independence," we believe that certain decisions by the Luby's Board, including the decision to  unilaterally  increase the threshold to 33% for Christopher and
Harris Pappas under the  Company's  shareholder  rights plan, or "poison  pill,"
call into question whether the Luby's Board is truly "independent" of the Pappas brothers  and whether it has been  acting in the best  interest of all of Luby's shareholders.

         OUR NOMINEES WILL STRENGTHEN THE QUALITY OF THE LUBY'S BOARD BY
         PROVIDING ESSENTIAL RESTAURANT AND CORPORATE FINANCE EXPERTISE.

      The Ramius Group, as the largest independent  shareholder of Luby's, has a vested financial interest in the maximization of the value of Luby's Shares. Our interests  are  aligned  with the  interests  of all  shareholders.  The  Ramius
Nominees are highly experienced  restaurant and corporate finance professionals.
They are well  qualified  to oversee  the Luby's  management  team and can prove valuable in evaluating and executing the Company's new growth strategy. They are committed to acting solely in the best interest of all Luby's  shareholders.  If elected,  we believe the Ramius  Nominees will strengthen the Board and enable a higher probability of the most successful outcome.

   WE WISH TO PROVIDE SHAREHOLDERS WITH THE OPPORTUNITY TO ELECT NEW DIRECTORS
    TO THE BOARD WHO ARE TRULY INDEPENDENT AND WHO, IF ELECTED, WILL WORK TO
                            IMPROVE BOARD OVERSIGHT.

      The current Luby's  management team and Board include several  individuals who are currently  working,  or have  formerly  worked,  at Pappas  restaurants, including  Christopher J. Pappas,  the Company's  Chief  Executive  Officer (the
"CEO"), and Harris J. Pappas, the Company's Chief Operating Officer (the "COO"),
both of whom serve on the current Board.  In order to ensure that the Company is being operated with the best interest of Luby's shareholders in mind, we believe it  is  imperative  for  Luby's  to  have  a  strong  Board  that  is  not  only
"independent"  under  minimum  NYSE  and  SEC  requirements,  but  that  is also
"independent" with regard to evaluating  situations involving decisions in which the best interests of the Pappas  brothers may not be aligned  squarely with the best interests of all shareholders.

      As an example of one of these  situations,  on October  30,  2007,  Luby's announced that it had amended its "poison pill" to increase the number of shares of common stock that the CEO and COO are permitted to own without triggering the poison pill to 33% of the Company's  outstanding shares, while the threshold for all other shareholders remains at 15%. The primary purpose of a "poison pill" is to require a potential acquirer to negotiate an appropriate control premium with a company's  board  before  allowing  such an acquirer to gain  control.  In our opinion, shareholders receive no conceivable benefit from the Board allowing the
Pappas  brothers  to further  increase  their  effective  control of the Company without paying shareholders a control premium.

    OUR INDEPENDENT NOMINEES ARE COMMITTED TO ACTING IN THE BEST INTEREST OF
   ALL SHAREHOLDERS AND WILL WORK DILIGENTLY WITH THE OTHER BOARD MEMBERS AND
  MANAGEMENT TO AID IN THE EXECUTION OF THE GROWTH STRATEGY WHILE EXPLORING ANY
               AND ALL ALTERNATIVES TO ENHANCE SHAREHOLDER VALUE.

      Each of the  Ramius  Nominees,  if  elected,  is  committed  to  acting in accordance  with his  fiduciary  duties as a director in all  matters  that come before  the  Board.  The  Ramius  Nominees  are  independent  of the  Company in accordance  with Securities and Exchange  Commission  ("SEC") and New York Stock

                                      -4-

Exchange,  Inc. ("NYSE") rules on board  independence and would seek to maximize value for all  shareholders.  If elected,  subject to their fiduciary  duties as directors,  the Ramius  Nominees will seek to work with the other members of the
Board to take those steps that they deem are  necessary  or  advisable to unlock the  Company's  intrinsic  value and  generate  long-term  value at the Company, including considering a possible sale-leaseback  transaction,  significant stock buy-back, a special dividend or a sale of the Company.  Additionally, the Ramius
Nominees,  if elected,  are committed to acting in the best  interests of all of the Company's shareholders.

      Although  the  Ramius  Nominees  will  not be able to adopt  any  measures without the support of at least some  members of the current  Board,  we believe that the election of the Ramius Nominees will send a strong message to the Board that  shareholders  believe in the  long-term  value of the Company and that the
path  to   maximizing   value  is  through   increased   Board   oversight   and
accountability.

           LUBY'S HAS MAINTAINED POOR CORPORATE GOVERNANCE PRACTICES.

      In addition to the  potential  conflicts  of interest  that may arise as a result of several members of Luby's  management and the Board  currently  and/or formerly being employed with Pappas restaurants,  the Ramius Group believes that
Luby's has and continues to maintain poor corporate  governance  practices which inhibit the  accountability  of management  and  directors.  Examples of what we believe to be the poor corporate governance practices of Luby's include:

     o      The  Company has  maintained  a  "staggered"  or  classified  board.
            DESPITE A MAJORITY OF THE SHARES CAST HAVING BEEN VOTED TO RECOMMEND
            THAT  THE  BOARD  CONSIDER  ADOPTION  OF A  NON-BINDING  SHAREHOLDER
            PROPOSAL TO DECLASSIFY THE BOARD IN YEARS 2001, 2003, 2004, 2005 AND
            2006, THE BOARD HAS YET TO TAKE ANY STEPS NECESSARY TO IMPLEMENT THE
            PROPOSAL.  In order  to  implement  an  amendment  to the  Company's certificate of  incorporation  to declassify the Board, the approval of holders of 80% of the outstanding shares would be required.  This threshold has not been reached in any year in which the shareholders have voted on the non-binding proposal;

     o      The   Company   maintains   anti-takeover   defenses,   including  a
            shareholder  rights plan or "poison  pill."  ALTHOUGH THE  OWNERSHIP
            THRESHOLD FOR ALL OTHER  SHAREHOLDERS  TO TRIGGER THE POISON PILL IS
            15%, THE PAPPASES ARE NOW PERMITTED TO COLLECTIVELY OWN UP TO 33% OF
            THE SHARES OUTSTANDING WITHOUT TRIGGERING THE POISON PILL;

     o      The  Company's  Bylaws  permit the Board to increase the size of the
            Board to a maximum of fifteen persons by a majority vote and to fill vacancies without shareholder approval;  provided that the Board may only  fill  two  vacancies  created  by  such  an  increase  between
            elections  of   directors  at  an  annual  or  special   meeting  of
            shareholders,  and  directors  appointed  by the  Board to fill such vacancies  serve only until the next annual meeting where  directors are elected;

     o      A supermajority  vote is required for  shareholders to amend certain provisions of the Company's Certificate of Incorporation and Bylaws,
            including rescinding the classified Board;

     o      Special   meetings  of  shareholders  may  only  be  called  by  the shareholders  to the  extent  that  they  hold at  least  50% of the outstanding voting Shares; and

     o      Shareholders are prohibited from taking action by written consent.

      Such measures, we believe, serve no reasonable purpose other than to allow for the  entrenchment of directors and demonstrate a disregard for the interests of shareholders.

                                      -5-

      Governance  provisions  such as these are contrary to the  guidelines  for corporate  governance best practices issued by leading  advocates of shareholder democracy,  such as Institutional  Shareholder Services (ISS) and Glass, Lewis &
Co. What these  provisions  do provide,  in our opinion,  is  insulation  to the incumbent Board and few avenues for change to shareholders dissatisfied with the status quo. If elected, the Ramius Nominees will use their best efforts to cause the Board to terminate the poison pill and implement corporate governance reform while exploring all potential alternatives to maximize shareholder value.

      Although  the  Luby's  Board  may  meet  the  minimum   requirements   for
"independence"  as set forth under NYSE  requirements and SEC rules, we question to what extent  certain  directors  may be  influenced  by the  interests of the
Pappas brothers in their other restaurant business,  and we reiterate our belief that shareholders  would benefit from increased  oversight and accountability at the board level.

      In the event that the Board  attempts to use new bylaws or amended  bylaws to prevent the shareholders,  including the Ramius Group, from accomplishing the objectives described in this Proxy Statement,  the Ramius Nominees,  if elected, will seek to work with the other  Board  members  to repeal  any new or  amended bylaws  having such an effect to the extent that the Ramius  Nominees  determine that such new or amended  bylaws are not  aligned  with the  shareholders'  best interests.

      The  following  is a  chronology  of  events  leading  up  to  this  proxy solicitation:

     o      On May 1, 2007,  Starboard delivered a letter to the Chief Executive
            Officer of the Company requesting a meeting.

     o      On July 30, 2007,  Ramius  Capital filed a Schedule 13D with the SEC wherein it  attached a letter  from RCG  Starboard  Advisors  to the
            Chief  Executive  Officer of the  Company.  The letter  outlined RCG
            Starboard  Advisors'  view that the Company could  maximize value by either 1) executing a sale leaseback on a substantial portion of the owned real  estate  with a  coincident  stock  buyback  and  special dividend or 2) selling the  Company  for a price that  reflects  the full value of the Luby's concept and the  associated  real estate in order to maximize risk adjusted returns for shareholders. The letter also stated RCG Starboard  Advisors'  belief that the Company should address the  potential  conflicts  of interest  and time  commitment issues of certain of Luby's  members of management and directors who are also  employed  by, or  otherwise  affiliated  with,  the Pappas restaurant entities.

     o      On October 2, 2007,  certain  representatives  of Ramius Capital met with Luby's  management team. The purpose of the meeting was to gain a better  understanding of the Company's  overall strategy and plans to unlock value at the Company.

     o      On October 15, 2007,  Starboard delivered a letter to the Company in accordance  with  the  Company's  advance  notice  bylaw  provision, nominating Messrs. Farrar, Fox, Grube and Pannek for election to the
            Board at the Annual Meeting.

     o      On October  17,  2007,  Starboard  delivered a letter to the Company
            requesting,   pursuant  to  Section  220  of  the  Delaware  General
            Corporation  Law, a complete list of the Company's  shareholders and other  corporate  records in order to allow Starboard to communicate with the Company's  shareholders  in connection with the election of

                                      -6-

            directors  to be  submitted  to a vote  of the  shareholders  at the
            Annual  Meeting,  and any other  matters as may properly come before the Annual Meeting.

     o      On  November  5,  2007,  RCG  Starboard  issued a letter  to all the shareholders of Luby's, Inc. urging all shareholders to vote for its four  independent  director  nominees at the upcoming Annual Meeting and  questioning  whether  the  Board  has been  acting  in the best interest of all shareholders.  As examples,  the letter  highlighted
            (i) the recent decision by the Board to increase the exemption under the poison pill granted to Chris and Harris Pappas, allowing them to further  increase  their  effective  control of the Company  without paying  shareholders  a control  premium,  and (ii) the fact that in five out of the past six shareholder  votes, the Board has chosen to ignore the  affirmative  vote of  shareholders  on the  proposal  to declassify the Board.

                                      -7-

                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

      The Ramius Group is seeking  your  support at the Annual  Meeting to elect the Ramius  Nominees in opposition  to Luby's  director  nominees.  The Board is currently composed of ten directors divided into three classes. The Ramius Group believes that four directors' terms expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect the Ramius Nominees in opposition to four of Luby's  director  nominees.  Your vote to elect the Ramius Nominees will have the legal effect of replacing four  incumbent  directors of Luby's with the
Ramius  Nominees.  If elected,  the Ramius Nominees will represent a minority of the members of the Board.

THE RAMIUS NOMINEES

      The Ramius Group has nominated  four highly  qualified  nominees,  each of whom, if elected,  will exercise his independent judgment in accordance with his fiduciary  duties as a director in all matters  that come before the Board.  The
Ramius  Nominees are  independent of the Company in accordance with SEC and NYSE
rules  on  board   independence  and  would  seek  to  maximize  value  for  all shareholders.  If elected,  and subject to their fiduciary  duties as directors, the Ramius Nominees would have the ability to work with the other members of the
Board to take those steps that they deem are  necessary  or  advisable to unlock the Company's intrinsic value.

      Set forth below are the name, age,  business  address,  present  principal occupation,  and employment and material  occupations,  positions,  offices,  or employments  for the  past  five  years  of each of the  Ramius  Nominees.  This information has been furnished to the Ramius Group by the Ramius  Nominees.  The
Ramius  Nominees  are  citizens  of the  United  States of  America.  The Ramius
Nominees  have  been  nominated  by the  Ramius  Group  in  accordance  with the
Company's advance notice bylaw provision.

      STEPHEN FARRAR (AGE 57) has served as a consultant  since  September 2006.
From 1992 until  September  2006,  Mr. Farrar  served as Senior Vice  President,
Western Region of Wendy's  International,  Inc. (NYSE:  WEN). From March 1998 to
June 1999, Mr. Farrar also acted as Regional Vice  President of Wendy's  Pacific
International  Region.  Mr.  Farrar joined Wen dy's in 1980 and has held various
executive   positions,   including  Division  Vice  President,   Texas  Division
(1987-1992),  Regional Vice  President,  Franchise  Operations  (1983-1987)  and
Regional Director, Company Operations (1981-1983). Prior to joining Wendy's, Mr.
Farrar  served as President and Owner of Restaurant  Profitability  Analysts,  a
restaurant consulting firm (1979-1980) and President of Pelican's Restaurants, a casual dining chain (1976-1978).  Mr. Farrar served on the Board of Directors of
Pasta Pomodoro,  a California and Arizona  restaurant  chain, from 2005 to 2006.
The principal business address of Mr. Farrar is P.O. Box 6554, Stateline, Nevada
89449. As of the date hereof, Mr. Farrar does not directly own any securities of
Luby's nor has he made any purchases or sales of any securities of Luby's during the  past  two  years.  As a  Ramius  Nominee,  Mr.  Farrar  may  be  deemed  to

                                      -8-

beneficially own all securities of Luby's  beneficially  owned by members of the
Ramius Group,  which as of the date hereof,  may be deemed to  beneficially  own
1,952,100 shares of common stock of Luby's. For information  regarding purchases and  sales  during  the past two years by the  members  of the  Ramius  Group in securities of Luby's, please see Schedule I.

      WILLIAM J. FOX (AGE 51) is  currently  a  business  advisor  and  strategy consultant.  From  September  2004  until  September  2007,  Mr. Fox served as a director of Nephros, Inc. (AMEX:NEP), a medical device company. From August 2006 until September 2007, Mr. Fox also served as the Executive Chairman of the Board of Nephros,  Inc. From October 2004 until May 2006, Mr. Fox was Vice Chairman of
Barington  Capital and several of its affiliates,  a group of equity  investment funds.  Until December 2006, Mr. Fox had been a member of the Barington Advisory
Board since the founding of the Barington Funds in 1999. From October 2004 until
May 2006, Mr. Fox served as President, Chief Executive Officer and a director of
LQ Corporation  (formerly OTCBB: LQCI, now merged into Sielox, Inc.), a marketer of commercial and government  security  solutions,  and from December 2004 until
May 2006, Mr. Fox served as President, Chief Executive Officer and a director of
Dynabazaar  Inc.  (OTCBB:  FAIM),  now Sielox,  Inc.  (OTCBB:SLXN.OB)  which was formerly engaged in online auctions of surplus assets.  From November 2005 until
May  2006,  Mr.  Fox also  served  as a member  of the  Executive  Committee  of
Register.com  (Cayman) L.P., a provider of domain name registration and Internet services.  From February  1999 until  October 2004,  Mr. Fox served as Chairman,
President,  Chief  Executive  Officer and a director  of AKI,  Inc.  ("AKI"),  a marketing and  interactive  advertising  company,  and during that time, Mr. Fox also served as President,  Chief Executive Officer and a director of AKI Holding
Corp.,   the  parent  of  AKI.   Prior  to  joining   AKI,  Mr.  Fox  served  as
President-Strategic  & Corporate  Development of Revlon  Worldwide,  Inc., Chief
Executive Officer of Revlon Technologies,  Inc., Senior Executive Vice President
of Revlon Inc. and Senior Vice  President of  MacAndrews & Forbes  Holdings Inc.
("MacAndrews").  Mr. Fox joined  MacAndrews in 1983 and had held various  senior executive  positions  in  MacAndrews  and in  several  of its  subsidiaries  and affiliates,  including Revlon,  Inc.,  Brooks Drugs, The Coleman Company,  First
Gibraltar  Bank  Holdings,   Wilbur  Chocolate,   New  World  Entertainment  and
Technicolor  Inc.  Mr.  Fox has also  served as a  director  of  several  public companies,  including  Loehmann's Holding Inc. (formerly NASD:LHMS) where he was
Co-Chairman of the Board (October 2000 through  October 2004), MM Companies Inc.
(now George Foreman  Enterprises  Inc.)  (2003-2004),  Revlon,  Inc.  (NYSE:REV)
(1996-1999)  and The Hain Food  Group  where he was Vice  Chairman  of the Board
(NASD:HAIN)  (1996-1999).  Mr. Fox received a B.B.A. (magna cum laude) in Public
Accounting from Pace University Lubin School and an M.B.A. (with distinction) in
Public  Accounting  from Pace  University  Graduate  School.  Mr.  Fox is also a
Certified Public  Accountant.  The principal business address of Mr. Fox is P.O.
Box 893, Alpine N.J. 07620. As of the date hereof, Mr. Fox does not directly own any  securities  of  Luby's  nor has he  made  any  purchases  or  sales  of any securities of Luby's during the past two years. As a Ramius Nominee, Mr. Fox may be deemed to  beneficially  own all securities of Luby's  beneficially  owned by members  of the  Ramius  Group,  which as of the date  hereof,  may be deemed to beneficially  own 1,952,100  shares of common stock of Luby's.  For  information regarding  purchases  and sales  during the past two years by the members of the
Ramius Group in securities of Luby's, please see Schedule I.

      BRION  GRUBE (AGE 56) is  currently  retired.  Mr.  Grube  served as Chief
Executive  Officer and  President of Baja Fresh Mexican  Grill,  a subsidiary of
Wendy's International,  Inc. (NYSE: WEN), from April 2005 to November 2006. From
January 2004 to April 2005, Mr. Grube served as Chief Executive Officer and

                                      -9-

President of Cafe Express,  also a subsidiary of Wendy's,  and as Executive Vice
President of Wendy's  International  Division.  Mr. Grube joined Wendy's in 1990 and has held various executive positions, including Senior Vice President of the
International Division from (January 2001 - January 2004), Senior Vice President of Wendy's  Restaurants of Canada (1993 - 2001) and a Division Vice President in
Virginia (1990 - 1993).  Mr. Grube  previously was a Division Vice President for
Imperial  Savings  Association  (1998 - 1990)  and a Senior  Vice  President  of
Operations  for Globe Glass  Inc./US  Auto Glass  Centers,  a private auto glass company (1987 - 1988).  Mr. Grube also spent 13 years with Pizza Hut, Inc. (1975
- 1987) in various  management  roles,  including  Region  Manager,  Director of
Systems Development,  District Manager, Area Manager and Restaurant Manager. Mr.
Grube served on the Board of Directors of Pasta  Pomodoro from 2003 to 2004. Mr.
Grube has a  Bachelor  of Science  Degree in Social  Studies  from  Millersville
University.  The  principal  address of Mr. Grube is 5078 Via  Santana,  Newbury
Park,  CA 91320.  As of the date  hereof,  Mr.  Grube does not  directly own any securities of Luby's nor has he made any purchases or sales of any securities of
Luby's during the past two years. As a Ramius  Nominee,  Mr. Grube may be deemed to beneficially  own all securities of Luby's  beneficially  owned by members of the Ramius Group, which as of the date hereof, may be deemed to beneficially own
1,952,100 shares of common stock of Luby's. For information  regarding purchases and  sales  during  the past two years by the  members  of the  Ramius  Group in securities of Luby's, please see Schedule I.

      MATTHEW Q. PANNEK  (AGE 40) is  currently  a  consultant.  From May 2006 until August 2007, Mr. Pannek served as President and Chief Executive  Officer of  Magic  Brands,  LLC and  Fuddruckers,  Inc.,  which  owns  and  franchises restaurant  chains under the  Fuddruckers  and Koo Koo Roo brands.  Mr. Pannek served as Chief Financial  Officer of Fuddruckers,  Inc. from February 2005 to
May 2006.  From 1999 to  February  2005,  Mr.  Pannek  served as  Director  of
Accounting/Finance   and   Director   of   Investor   Relations   of   Brinker
International,  Inc.  (NYSE:  EAT),  which owns and  franchises  casual dining
chains,   including  Chili's,   On  the  Border  Mexican  Grill  and  Cantina,
Maggiano's  Little  Italy,  and  Romano's  Macaroni  Grill.  Prior to  joining
Brinker,  Mr.  Pannek  served as Chief  Financial  Officer of Aaron  Brothers,
Inc., a subsidiary of Michaels  Stores,  Inc. (NYSE:  MIK), a retailer of arts and  crafts  materials,  from  1996 to  1998,  and as  Acquisition  &  Capital
Placement  Manager of Maverick  Capital  Equity  Partners,  a consulting  firm affiliated  with Aaron  Brothers,  Inc., from 1995 to 1996. From 1987 to 1995,
Mr.  Pannek  served as Vice  President  of  Corporate  Operations & Finance of
MJDesigns,  Inc., an arts and crafts retailer and original founder of Michaels
Stores.  Mr.  Pannek  has  served  as a member of the  Board of  Directors  of
Fuddruckers,  Inc., King Cannon, Inc., Atlantic Restaurant Ventures,  Inc. and
Aaron  Brothers,  Inc.  Mr.  Pannek  received  a  B.A.  in  Finance  from  the
University  of North Texas.  The principal  business  address of Mr. Pannek is
3140 La Ventana Parkway,  Driftwood,  Texas 78619. As of the date hereof,  Mr.
Pannek  does not  directly  own any  securities  of Luby's nor has he made any purchases or sales of any  securities of Luby's during the past two years.  As a Ramius Nominee,  Mr. Pannek may be deemed to beneficially own all securities of Luby's  beneficially  owned by members of the Ramius Group, which as of the date hereof,  may be deemed to  beneficially  own  1,952,100  shares of common stock of Luby's.  For  information  regarding  purchases  and sales during the past two years by the  members of the Ramius  Group in  securities  of Luby's, please see Schedule I.

      None of the Ramius  Nominees  currently  has any  conflicts of interest in serving on the Board as a result of his prior  business  relationships.  Each of the Ramius Nominees, if elected, intends to act in accordance with his fiduciary duty and recuse himself from voting should any conflict of interest arise in the future.

      RCG Starboard  Advisors,  an affiliate of Ramius Capital,  and each of the
Ramius  Nominees  have  entered  into   compensation   letter   agreements  (the
"Compensation Letter Agreements")  regarding  compensation to be paid to each of the  Ramius  Nominees  for his  agreement  to be named  and to serve as a Ramius

                                      -10-

Nominee and for his  services as a director of Luby's,  if elected.  Pursuant to the terms of the Compensation Letter Agreements, each nominee received $5,000 in cash from RCG Starboard Advisors as a result of the submission of the Nomination
Letter to the Company.  Upon the Ramius  Group's  filing of a  definitive  proxy statement  with the SEC relating to a  solicitation  of proxies in favor of each nominee's  election as a director at the Annual Meeting,  RCG Starboard Advisors has agreed to allow each nominee to receive a profit  participation with respect to the  sale by RCG  Starboard  Advisors  or one of its  affiliates  of the last
$20,000 worth of Luby's shares (the "Participation  Shares")  beneficially owned by RCG Starboard Advisors or one of its affiliates to a third party unaffiliated with any  member of the Ramius  Group.  The  number of  Participation  Shares is determined  by dividing  $20,000 by the closing  price of the  Company's  common stock on the date of the  definitive  proxy  filing by the  Ramius  Group.  Each nominee will receive a cash  payment  equal to the amount,  if any, by which the proceeds  received by RCG Starboard  Advisors from the sale of the Participation
Shares  exceeds  $20,000 in the  aggregate.  For example,  if Luby's stock price increases by 100% from the date of the Ramius Group's definitive proxy filing to the date the Ramius Group sells its final  shares,  each of the Ramius  Nominees will earn $20,000  pursuant to the  Compensation  Letter  Agreements.  Under the
terms of the  Compensation  Letter  Agreements,  the Ramius  Nominees'  right to receive  such  contingent  payment  does not entitle the Ramius  Nominees to any rights as a  stockholder  of the Company,  including,  without  limitation,  any voting rights or disposition rights with respect to the Participation Shares.

      RCG Starboard  Advisors  entered into the Compensation  Letter  Agreements with the Ramius Nominees in order to compensate them for agreeing to be nominees of the Ramius Group and  participating  in this  solicitation.  The Ramius Group believes  that the amount  the Ramius  Nominees  stand to earn  pursuant  to the
Compensation  Letter  Agreements is not material and therefore does not create a conflict of interest in the consideration of a business combination  transaction or otherwise affect the Ramius Nominees' ability to act in the best interests of all shareholders.

      Ramius  Capital  and certain of its  affiliates,  have signed or intend to sign a letter  agreement  pursuant to which they agree to  indemnify  the Ramius
Nominees  against  claims arising from the  solicitation  of proxies from Luby's shareholders in connection with the Annual Meeting and any related transactions.
Other than as stated herein, there are no arrangements or understandings between members of the Ramius  Group and any of the Ramius  Nominees or any other person or persons  pursuant to which the  nomination of the Ramius  Nominees  described herein is to be made,  other than the consent by each of the Ramius  Nominees to be named in this Proxy Statement and to serve as a director of Luby's if elected as such at the Annual  Meeting.  None of the Ramius Nominees are a party adverse to Luby's or any of its  subsidiaries  or has a  material  interest  adverse  to
Luby's or any of its subsidiaries in any material pending legal proceedings.

      The Ramius Group does not expect that the Ramius  Nominees  will be unable to stand for  election,  but, in the event that such persons are unable to serve or for good cause will not serve,  the Shares  represented  by the enclosed GOLD proxy  card  will be voted  for  substitute  nominees.  In  addition,  Starboard reserves the right to nominate  substitute  persons if Luby's makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Ramius Nominees.  In any such case, Shares  represented by the enclosed GOLD proxy card will be voted for such substitute  nominees.  Starboard reserves the right to nominate  additional persons if Luby's  increases  the size of the Board above its  existing  size or increases  the number of  directors  whose terms  expire at the Annual  Meeting.
Additional  nominations  made  pursuant to the  preceding  sentence  are without prejudice to the position of Starboard  that any attempt to increase the size of the current Board or to  reconstitute  or  reconfigure  the classes on which the current  directors serve  constitutes an unlawful  manipulation of the Company's corporate machinery.

YOU ARE URGED TO VOTE FOR THE  ELECTION OF THE RAMIUS  NOMINEES ON THE  ENCLOSED
GOLD PROXY CARD.

                                      -11-

                                 PROPOSAL NO. 2

              COMPANY PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT
                        REGISTERED PUBLIC ACCOUNTING FIRM

      As discussed  in further  detail in the  Company's  proxy  statement,  the
Company has appointed  Grant  Thornton  LLP, an  independent  registered  public accounting firm, as auditors of the Company's financial  statements for the 2008 fiscal  year.  The  Company  is  asking  shareholders  to vote in  favor  of the ratification of the appointment of Grant Thornton LLP as auditors for the fiscal year ending August 30, 2008.

      We make no  recommendation  as to the  ratification  of the appointment of
Grant  Thornton LLP as the  Company's  independent  auditors  for the  Company's fiscal year ending August 30, 2008.

      We are not aware of any other  proposals  to be brought  before the Annual
Meeting.  However, we intend to bring before the Annual Meeting such business as may be appropriate,  including without limitation  nominating additional persons for directorships,  or making any proposals as may be appropriate to address any action of the  Board  not  publicly  disclosed  prior to the date of this  proxy statement.  Should other  proposals be brought  before the Annual  Meeting,  the persons  named as  proxies  in the  enclosed  GOLD  proxy card will vote on such matters in their discretion.

                                      -12-

                                 PROPOSAL NO. 3

                  SHAREHOLDER PROPOSAL TO DECLASSIFY THE BOARD

      As  described  in the  Company's  proxy  statement,  the  proponent of the following shareholder proposal has notified the Company that he intends to cause the  proposal  set out  below to be  presented  at the  Annual  Meeting.  If the proponent,  or a  representative  of the proponent who is qualified  under state law, is present and submits the proposal for a vote,  then the proposal  will be voted  upon  at the  Annual  Meeting.  We have  included  the  proposal  and its supporting  statement exactly as it appears in the Company's proxy statement and we are not responsible  for the  truthfulness or accuracy of any of the material provided  by the  proponent.  The  Ramius  Group  recommends  a vote  "FOR"  the proposal.

---------------------------------------------------------------------------------

PROPONENT'S PROPOSAL

      "RESOLVED:  That the  stockholders  of Luby's,  Inc.,  assembled in annual meeting in person or by proxy,  hereby  request that the Board of Directors take the needed steps to provide that at future elections of directors, new directors be  elected  annually  and  not by  classes,  as is now  provided,  and  that on expiration of present terms of directors,  their subsequent elections shall also be on an annual basis."

REASONS

OUR DIRECTORS SHOULD COME OUT OF THE DARK AGES OF CORPORATE  GOVERNANCE AND HAVE
THE  COURAGE  TO STAY  CURRENT  WITH  CHANGING  STANDARDS  BY  SUBMITTING  THEIR
DECLASSIFICATION TO A BINDING VOTE.

      SHAREHOLDERS BEWARE -- Last year we saw directors apply their stock option related,  increased voting power to further  entrench  themselves by defending a system of staggered terms in office.  Conversely,  Luby's  shareholders voted to declassify the board in 2001,  2003, 2004,  2005, and 2006.  Unfortunately,  our
directors have routinely  dismissed the majority vote of  shareholders  cast for this  proposal,  yet they continue to welcome and accept a vote from most of the same shareholders for their election to office. These shareholders have affirmed the proponent's  belief that  classification of the board of directors is not in the best interest of Luby's, Inc. because it makes a board less accountable when all  directors  do not stand for  election  each year.  The annual  election  of directors fosters board independence, a crucial element of good governance.

---------------------------------------------------------------------------------

                                      -13-

---------------------------------------------------------------------------------

      Our board  continues  to ignore  this trend and five past  majority  votes supporting similar proposals.

      o     Consider the Boards arguments in opposition to this proposal--Luby's
            80% super majority  rule,  and the claim of  significant  benefit to shareholders,  while 59.08% of shareholders  casting votes (in 2006)
            disagreed with the Board's defense of a staggered system.

      o     Consider,  In light of current trends  reflecting  better  corporate governance,  the Board's  defense of a  classified  system  approved fifteen years ago in 1991. Do not tell shareholders what was adopted in 1991.  That was light years away and the  board's  own  statement serves  to  illustrate  how out of sync  they are  with the  today's modern methods being applied to govern corporations.

      If you are  tired of the same old stale  rhetoric  in  opposition  to this proposal  and the  Board's  lack of  courage  to  submit a binding  proposal  to shareholders,  please vote YES for this  initiative  submitted by Harold  Mathis with an address of P.O.  Box 1209,  Richmond,  Texas  77046-1209,  to elect each director annually.

STOP DIRECTOR ENTRENCHMENT, PLEASE MARK YOUR PROXY
IN FAVOR OF THIS PROPOSAL.
---------------------------------------------------------------------------------

                    THE RAMIUS GROUP RECOMMENDS A VOTE "FOR"
                            THE SHAREHOLDER PROPOSAL.

      We are not aware of any other  proposals  to be brought  before the Annual
Meeting.  Should  other  proposals  be brought  before the Annual  Meeting,  the persons  named as  proxies  in the  enclosed  GOLD  proxy card will vote on such matters in their discretion.

                                      -14-

VOTING AND PROXY PROCEDURES

      Only  shareholders of record on the Record Date will be entitled to notice of and to vote at the  Annual  Meeting.  Each  Share is  entitled  to one  vote.
Shareholders  who sell Shares  before the Record Date (or acquire  them  without voting rights after the Record Date) may not vote such Shares.  Shareholders  of record on the Record Date will retain their voting rights in connection with the
Annual  Meeting even if they sell such Shares  after the Record  Date.  Based on publicly  available  information,  the  Ramius  Group  believes  that  the  only outstanding class of securities of Luby's entitled to vote at the Annual Meeting is the Shares.

      Shares  represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific  instructions,  (i)
will be voted FOR the  election of the Ramius  Nominees to the Board,  (ii) will
ABSTAIN from voting on the proposal to ratify the  appointment of Grant Thornton
LLP as independent auditor for the 2008 fiscal year, (iii) will be voted FOR the recommendation  that the Board of Directors  consider  adopting the  non-binding shareholder  proposal to  declassify  the Board of  Directors,  and (iv) will be voted in the  discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

      You are being asked to elect the Ramius Nominees.  The enclosed GOLD proxy card may only be voted for the Ramius  Nominees and does not confer voting power with  respect  to the  Company's  nominees.  Accordingly,  you will not have the opportunity  to vote for any of Luby's  nominees.  You can only vote for  Luby's nominees  by signing  and  returning  a proxy  card  provided  by Luby's  Board.
Shareholders  should  refer to the  Company's  proxy  statement  for the  names, backgrounds,  qualifications  and other  information  concerning  the  Company's nominees.  The  participants  in this  solicitation  intend to vote all of their
Shares in favor of the Ramius Nominees.

QUORUM

      The  presence  in person or by proxy of the  holders of a majority  of the
Shares outstanding will constitute a quorum at the Annual Meeting.  Abstentions, withheld votes and broker non-votes will be included in determining the presence of a quorum at the meeting.

VOTES REQUIRED FOR APPROVAL

      VOTE REQUIRED FOR THE ELECTION OF DIRECTORS.  A majority of the votes cast by the Shares  present in person or represented by proxy and entitled to vote in the election of directors at the Annual  Meeting is required for the election of a director  nominee.  Broker  non-votes will not be included in determining  the number of votes cast in the  election  of  directors.  Shareholders  will not be allowed to cumulate their votes in the election of directors.  A shareholder may cast votes for the Ramius Nominees either by so marking the ballot at the Annual
Meeting or by specific  voting  instructions  sent with a signed proxy to either the Ramius Group in care of Innisfree M&A  Incorporated at the address set forth on the back  cover of this  Proxy  Statement  or to  Luby's  at 13111  Northwest
Freeway,  Suite 600,  Houston,  Texas 77040,  or any other  address  provided by
Luby's.

      VOTE REQUIRED FOR THE RATIFICATION OF APPOINTMENT OF GRANT THORNTON LLP. A
majority  of the votes cast by the Shares  present in person or  represented  by proxy is  required  to  ratify  the  appointment  of Grant  Thornton  LLP as the independent  auditors of the Company's financial  statements for the fiscal year ending August 30, 2008.

      VOTE REQUIRED TO RECOMMEND THAT THE BOARD OF DIRECTORS  CONSIDER  ADOPTION
OF THE NON-BINDING  SHAREHOLDER PROPOSAL TO DECLASSIFY THE BOARD OF DIRECTORS. A
majority  of the votes cast by the Shares  present in person or  represented  by proxy is required to recommend that the Board of Directors  consider adoption of the non-binding shareholder proposal to declassify the Board of Directors.

                                      -15-

ABSTENTIONS AND BROKER NON-VOTES

      ABSTENTIONS: Abstentions will have no effect in the proposal to ratify the appointment of Grant Thornton LLP as the  independent  auditors of the Company's financial  statements for fiscal 2008 and no effect in the proposal to recommend that the Board of Directors  consider  adoption of the  non-binding  shareholder proposal to declassify the Board of Directors.

      BROKER  NON-VOTES:   Under  the  rules  of  the  National  Association  of
Securities  Dealers,  Inc., member brokers generally may not vote shares held by them in street name for  customers  unless they are permitted to do so under the rules of any national securities exchange of which they are a member.  Under the rules of the NYSE,  member  brokers who hold shares in street name for customers have the  authority  to vote on certain  "routine"  items in the event that they have not received  instructions from beneficial owners. When a proposal is not a
"routine" matter and a brokerage firm has not received voting  instructions from the beneficial holder of the shares with respect to that proposal, the brokerage firm  may not vote  the  shares  for that  proposal.  This is  called a  "broker non-vote."  Broker  non-votes will not be included in determining  the number of votes cast in the election of directors. Broker non-votes will have no effect on the proposal to ratify the  appointment of Grant Thornton LLP or the proposal to recommend  that the Board of  Directors  consider  adoption  of the  non-binding shareholder  proposal to  declassify  the Board of Directors.  Broker  non-votes will,  however,  be included  for  purposes of  determining  whether a quorum is present at the Annual Meeting.

DISCRETIONARY VOTING

      Shares  held in  "street  name" and held of record  by banks,  brokers  or nominees  may not be  voted  by such  banks,  brokers  or  nominees  unless  the beneficial  owners of such Shares provide them with instructions on how to vote.
In the alternative, beneficial owners of such Shares may request a proxy for the
Shares that they  beneficially own and pursuant to such proxy vote the Shares in person at the Annual Meeting.

REVOCATION OF PROXIES

      Shareholders  of Luby's  may  revoke  their  proxies  at any time prior to exercise  by  attending  the  Annual  Meeting  and  voting in  person  (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of  revocation.  The delivery of a
subsequently   dated  proxy  which  is  properly  completed  will  constitute  a revocation of any earlier proxy.  The revocation may be delivered  either to the
Ramius Group in care of Innisfree M&A  Incorporated  at the address set forth on the back cover of this Proxy Statement or to Luby's at 13111 Northwest  Freeway,
Suite 600,  Houston,  Texas  77040,  or any other  address  provided  by Luby's.
Although a revocation  is  effective  if  delivered to Luby's,  the Ramius Group requests that either the original or  photostatic  copies of all  revocations be mailed to the Ramius Group in care of Innisfree M&A  Incorporated at the address set forth on the back cover of this  Proxy  Statement  so that the Ramius  Group will be aware of all revocations  and can more accurately  determine if and when proxies have been received from the holders of record on the Record Date and the number of outstanding Shares represented  thereby.  Additionally,  Innisfree M&A
Incorporated may use this  information to contact  shareholders who have revoked their  proxies in order to solicit  later dated  proxies for the election of the
Ramius Nominees.

                                      -16-

IF YOU WISH TO VOTE FOR THE ELECTION OF THE RAMIUS NOMINEES TO THE BOARD, PLEASE
SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE  POSTAGE-PAID
ENVELOPE PROVIDED.

                             SOLICITATION OF PROXIES

      The solicitation of proxies pursuant to this Proxy Statement is being made by the Ramius  Group.  Proxies may be solicited by mail,  facsimile,  telephone, telegraph, Internet, in person and by advertisements.

      Starboard has entered into an agreement  with  Innisfree M&A  Incorporated for solicitation and advisory services in connection with this solicitation, for which Innisfree M&A Incorporated  will receive a fee not to exceed  $__________, together with reimbursement for its reasonable  out-of-pocket expenses, and will be indemnified  against  certain  liabilities  and expenses,  including  certain liabilities under the federal  securities laws.  Innisfree M&A Incorporated will solicit  proxies  from  individuals,  brokers,  banks,  bank  nominees and other institutional holders. Starboard has requested banks, brokerage houses and other custodians,  nominees and fiduciaries to forward all  solicitation  materials to the  beneficial  owners  of the  Shares  they  hold of  record.  Starboard  will reimburse these record holders for their reasonable out-of-pocket expenses in so
doing.  It  is  anticipated   that  Innisfree  M&A   Incorporated   will  employ
approximately __ persons to solicit Luby's shareholders for the Annual Meeting.

      The entire  expense  of  soliciting  proxies is being  borne by the Ramius
Group.  Costs of this  solicitation  of proxies are  currently  estimated  to be approximately  $___,000.00.  The Ramius  Group  estimates  that through the date hereof its  expenses in  connection  with this  solicitation  are  approximately
$___,000.00.

                       ADDITIONAL PARTICIPANT INFORMATION

       The Ramius  Nominees,  the other members of the Ramius Group,  Mr. Smith and Mr.  Molinelli  are  participants  in  this  solicitation.  The  principal business of each of  Starboard  and Parche is serving as a private  investment fund.  Each of Starboard  and Parche has been formed for the purpose of making equity  investments  and taking an active role in the  management of portfolio companies in order to enhance  shareholder  value.  The principal  business of
RCG  Enterprise is serving as a private  investment  fund.  RCG  Enterprise is the sole  non-managing  member  of  Parche  and owns  all  economic  interests therein.  The  principal  business  of RCG  Starboard  Advisors  is  acting as investment  manager  of  Starboard  and  managing  member  of  Parche.  Ramius
Capital is engaged in money  management and investment  advisory  services for third  parties  and  proprietary  accounts  and  is  the  sole  member  of RCG
Starboard  Advisors.  C4S serves as  managing  member of Ramius  Capital.  Mr.
Cohen, Mr. Strauss,  Mr. Stark and Mr. Solomon serve as co-managing members of
C4S. Mr. Smith serves as a Partner of Ramius  Capital.  Mr.  Molinelli  serves as an Associate of Ramius Capital.

      The  address  of the  principal  office of each of Parche,  RCG  Starboard
Advisors,  Ramius Capital,  C4S, Mr. Cohen, Mr. Stark, Mr. Strauss, Mr. Solomon,
Mr. Smith and Mr. Molinelli is 666 Third Avenue,  26th Floor, New York, New York
10017.  The  address  of the  principal  office  of  each of  Starboard  and RCG

                                      -17-

Enterprise  is c/o Citco  Fund  Services  (Cayman  Islands)  Limited,  Corporate
Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.

      As of the date hereof,  Starboard beneficially owns 1,639,764 Shares and
Parche   beneficially  owns  312,336  Shares.  As  of  the  date  hereof,  RCG
Enterprise  (as the  sole  non-managing  member  of  Parche  and  owner of all economic  interests  therein)  is  deemed  to be the  beneficial  owner of the
312,336  Shares  owned  by  Parche.  As of  the  date  hereof,  RCG  Starboard
Advisors (as the  investment  manager of Starboard and the managing  member of
Parche) is deemed to be the beneficial  owner of the 1,639,764 Shares owned by
Starboard  and the  312,336  Shares  owned by Parche.  As of the date  hereof, each of Ramius  Capital (as the sole member of RCG  Starboard  Advisors),  C4S
(as the managing  member of Ramius  Capital) and Mr.  Cohen,  Mr.  Stark,  Mr.
Strauss and Mr.  Solomon (as the managing  members of C4S) is deemed to be the beneficial  owner of the  1,639,764  Shares owned by Starboard and the 312,336
Shares owned by Parche.  Mr. Cohen,  Mr. Stark,  Mr.  Strauss and Mr.  Solomon
share  voting  and  dispositive  power with  respect  to the  Shares  owned by
Starboard  and Parche by virtue of their shared  authority to vote and dispose
of  such  Shares.   Messrs.   Cohen,  Stark,   Strauss  and  Solomon  disclaim
beneficial  ownership of such Shares  except to the extent of their  pecuniary interest  therein.  The  Ramius  Nominees,  Mr.  Smith and Mr.  Molinelli,  as
members of a "group" for the purposes of Rule  13d-5(b)(1)  of the  Securities
Exchange Act of 1934,  as amended,  may be deemed to be a beneficial  owner of the  1,639,764  Shares  owned by  Starboard  and the 312,336  Shares  owned by
Parche. The Ramius Nominees,  Mr. Smith and Mr. Molinelli disclaim  beneficial ownership of Shares that they do not directly own.

      For  information  regarding  purchases  and sales of  securities of Luby's during the past two years by the members of the Ramius Group,  Mr. Smith and Mr.
Molinelli, see Schedule I.

      William J. Fox has also been  named by  members  of the Ramius  Group as a nominee for election as director to the board of directors of Datascope Corp.

      The  members  of  the  Ramius  Group  entered  into  a  Joint  Filing  and
Solicitation  Agreement,  dated as of October 17, 2007 (as amended by  Amendment
No. 1 thereto, dated as of October 31, 2007), in which each member of the Ramius
Group  agreed to the joint  filing  on behalf of each of them of  statements  on
Schedule 13D and agreed to form the Ramius  Group for the purpose of  soliciting proxies or written consents for the election of the Ramius Nominees to the Board at the Annual Meeting and for the purpose of taking all other actions incidental to the foregoing.  The Ramius Group intends to seek reimbursement from Luby's of all expenses it incurs in  connection  with the  Solicitation.  The Ramius Group does not  intend to  submit  the  question  of such  reimbursement  to a vote of security holders of the Company.

      Except as set  forth in this  Proxy  Statement  (including  the  Schedules hereto),  (i) during the past 10 years, no participant in this  solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);  (ii) no participant in this solicitation  directly or indirectly beneficially  owns  any  securities  of  Luby's;  (iii) no  participant  in this solicitation  owns any  securities  of Luby's  which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities  of Luby's  during  the past two years;  (v) no part of the  purchase price or market value of the  securities of Luby's owned by any  participant  in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such  securities;  (vi) no  participant  in this solicitation  is,  or  within  the  past  year  was,  a party  to any  contract, arrangements or understandings with any person with respect to any securities of
Luby's,   including,  but  not  limited  to,  joint  ventures,  loan  or  option arrangements,  puts or calls,  guarantees  against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no

                                      -18-

associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of Luby's; (viii) no participant in this solicitation owns  beneficially,  directly or  indirectly,  any  securities  of any parent or subsidiary of Luby's; (ix) no participant in this solicitation or any of his/its associates was a party to any  transaction,  or series of similar  transactions, since the  beginning of Luby's last fiscal year,  or is a party to any currently proposed transaction, or series of similar transactions,  to which Luby's or any of its  subsidiaries  was or is to be a party,  in  which  the  amount  involved exceeds  $120,000;  (x) no  participant in this  solicitation  or any of his/its associates has any arrangement or understanding  with any person with respect to any future employment by Luby's or its affiliates, or with respect to any future transactions  to which Luby's or any of its  affiliates  will or may be a party;
and (xi) no person,  including the participants in this  solicitation,  who is a party to an arrangement or  understanding  pursuant to which the Ramius Nominees are proposed to be elected has a substantial  interest,  direct or indirect,  by security  holdings  or  otherwise  in any  matter  to be acted on at the  Annual
Meeting.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

      The Ramius Group is unaware of any other  matters to be  considered at the
Annual  Meeting.  However,  should other matters,  which the Ramius Group is not aware of a  reasonable  time before  this  solicitation,  be brought  before the
Annual  Meeting,  the persons  named as proxies on the enclosed  GOLD proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

      Proposals  of   shareholders   for  inclusion  in  the  Company's  proxy
statement  and  form of  proxy  for  the  Company's  2009  Annual  Meeting  of
Shareholders  submitted  pursuant to Rule 14a-8 under the Securities  Exchange
Act of 1934 must be  received  in  writing  by the  Company  at its  corporate office no later  than  ___________,  2008.  Notice of a  shareholder  proposal submitted  outside the  processes of Rule 14a-8 with respect to the  Company's
2009 Annual Meeting of  Shareholders  will be considered  untimely if received by the Company after ____________, 2008.

      The Company's  Bylaws provide that candidates for election as directors at an Annual Meeting of Shareholders will be nominated by the Board of Directors or by any  shareholder  of record  entitled to vote at the meeting,  so long as the shareholder  gives  timely  notice  thereof.  To be timely,  such notice must be delivered in writing to the Secretary of the Company at the principal  executive offices of the  Company  not later than 90 days prior to the date of the meeting of  shareholders  at which  directors are to be elected and must include (1) the name and address of the shareholder who intends to make the nomination;  (2) the name, age, and business address of each nominee;  and (3) such other information with  respect to each  nominee as would be required to be  disclosed  in a proxy solicitation  relating to an election of directors  pursuant to  Regulation  14A under the Securities Exchange Act of 1934.

      THE COMPANY'S  BYLAWS PROVIDE THAT CANDIDATES FOR ELECTION AS DIRECTORS AT
AN ANNUAL MEETING OF SHAREHOLDERS WILL BE NOMINATED BY THE BOARD OF DIRECTORS OR
BY ANY  SHAREHOLDER  OF RECORD  ENTITLED TO VOTE AT THE MEETING,  SO LONG AS THE

                                      -19-

SHAREHOLDER  GIVES  TIMELY  NOTICE  THEREOF.  TO BE TIMELY,  SUCH NOTICE MUST BE
DELIVERED IN WRITING TO THE SECRETARY OF THE COMPANY AT THE PRINCIPAL  EXECUTIVE
OFFICES OF THE  COMPANY  NOT LATER THAN 90 DAYS PRIOR TO THE DATE OF THE MEETING
OF  SHAREHOLDERS  AT WHICH  DIRECTORS ARE TO BE ELECTED AND MUST INCLUDE (1) THE
NAME AND ADDRESS OF THE SHAREHOLDER WHO INTENDS TO MAKE THE NOMINATION;  (2) THE
NAME, AGE, AND BUSINESS ADDRESS OF EACH NOMINEE;  AND (3) SUCH OTHER INFORMATION
WITH  RESPECT TO EACH  NOMINEE AS WOULD BE REQUIRED TO BE  DISCLOSED  IN A PROXY
SOLICITATION  RELATING TO AN ELECTION OF DIRECTORS  PURSUANT TO  REGULATION  14A
UNDER THE SECURITIES EXCHANGE ACT OF 1934.

      The  information  set forth above  regarding the procedures for submitting shareholder  proposals for  consideration  at Company's  2009 Annual  Meeting of
Shareholders is based on information contained in the Company's proxy statement.
The  incorporation  of this  information in this proxy  statement  should not be construed as an admission  by the Ramius Group that such  procedures  are legal, valid or binding.

INCORPORATION BY REFERENCE

      THE RAMIUS GROUP HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN  DISCLOSURE
REQUIRED BY  APPLICABLE  LAW THAT IS  EXPECTED  TO BE  INCLUDED IN LUBY'S  PROXY
STATEMENT  RELATING  TO THE ANNUAL  MEETING.  THIS  DISCLOSURE  IS  EXPECTED  TO
INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL  INFORMATION ON LUBY'S CURRENT
DIRECTORS,  INFORMATION CONCERNING EXECUTIVE  COMPENSATION,  AND OTHER IMPORTANT
INFORMATION.  PLEASE NOTE THAT  BECAUSE THE RAMIUS GROUP WAS NOT INVOLVED IN THE
PREPARATION  OF LUBY'S  PROXY  STATEMENT,  THE RAMIUS  GROUP  CANNOT  REASONABLY
CONFIRM THE ACCURACY OR COMPLETENESS OF CERTAIN  INFORMATION  CONTAINED THEREIN.
SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN
5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT
OF LUBY'S.

      The information  concerning  Luby's  contained in this Proxy Statement and the Schedules  attached  hereto has been taken from, or is based upon,  publicly available information.

                                          THE RAMIUS GROUP

                                          _______________ __, 2007

                                      -20-

                                   SCHEDULE I

                      TRANSACTIONS IN SECURITIES OF LUBY'S
                            DURING THE PAST TWO YEARS

EXCEPT AS OTHERWISE SPECIFIED, ALL PURCHASES AND SALES WERE MADE IN THE OPEN MARKET.

  Shares of Common Stock           Price Per                  Date of
    Purchased / (Sold)              Share($)              Purchase / Sale

               STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
               ------------------------------------------------

         32,760                      9.8399                  04/02/07
             84                      9.9900                  04/04/07
         22,596                     10.1500                  04/10/07
          8,133                     10.4390                  04/17/07
          1,344                     10.2838                  04/18/07
          5,508                     10.12259                 04/19/07
          4,732                     10.21229                 04/20/07
          3,948                     10.0000                  04/24/07
            194                     9.93866                  04/25/07
         74,844                      9.9955                  04/25/07
         11,508                      9.9998                  04/26/07
         86,520                     10.0019                  04/27/07
         37,464                      9.9969                  04/30/07
         33,600                      9.9970                  05/01/07
            588                     10.0000                  05/02/07
         12,177                     10.1971                  05/03/07
          9,492                     10.0988                  05/04/07
         22,680                     10.1386                  05/07/07
         10,080                     10.0600                  05/08/07
         59,640                     10.0552                  05/09/07
         46,200                     10.0429                  05/10/07
          7,056                     10.2281                  05/14/07

                                       I-1

         29,820                     10.1485                  05/15/07
         14,952                     10.1499                  05/16/07
         10,080                     10.1458                  05/17/07
         42,000                      9.5079                  06/05/07
         24,276                      9.6487                  06/06/07
         35,700                      9.5236                  06/07/07
         19,488                      9.7220                  06/08/07
         46,536                     10.0007                  06/11/07
         98,448                      9.3706                  06/12/07
          9,072                      9.4426                  06/13/07
         41,160                      9.4707                  06/14/07
         28,560                      9.4944                  06/15/07
          6,636                      9.4914                  06/18/07
         44,772                      9.4957                  06/20/07
         25,200                      9.4830                  06/21/07
         52,752                      9.9061                  06/26/07
         32,088                      9.9792                  06/28/07
         18,312                     10.0020                  06/29/07
         34,944                      9.4036                  07/18/07
        126,000                      9.4561                  07/18/07
         90,636                      9.4997                  07/19/07
            756                      9.4961                  07/19/07
         32,340                      9.4968                  07/20/07
          9,828                      9.4920                  07/20/07
          1,260                      9.4740                  07/23/07
         57,036                      9.4936                  07/24/07
        142,380                     10.0024                  08/17/07
         15,372                     10.4810                  11/09/07
         19,320                     10.9145                  11/12/07
         38,892                     11.1036                  11/13/07

                                      I-2

                                   PARCHE, LLC
                                   -----------

        204,000*                     9.5000                  07/18/07
          6,656                      9.4036                  07/18/07
         24,000                      9.4561                  07/18/07
         17,264                      9.4997                  07/19/07
            144                      9.4961                  07/19/07
          6,160                      9.4968                  07/20/07
          1,872                      9.4920                  07/20/07
            240                      9.4740                  07/23/07
         10,864                      9.4936                  07/24/07
         27,120                     10.0024                  08/17/07
          2,928                     10.4810                  11/09/07
          3,680                     10.9145                  11/12/07
          7,408                     11.1036                  11/13/07

                               RCG ENTERPRISE, LTD
                               -------------------

                                      NONE

                           RCG STARBOARD ADVISORS, LLC
                           ---------------------------

                                      NONE

                          RAMIUS CAPITAL GROUP, L.L.C.
                          ----------------------------

                                      NONE

                                C4S & CO., L.L.C.
                                -----------------

                                      NONE

                                 PETER A. COHEN
                                 --------------

                                      NONE

--------
    * Shares were acquired in private  transactions with various transferors for which  Ramius  Capital  Group,  L.L.C.  or  an  affiliate  serves  as  the investment  manager,  the managing  member or the  managing  member of the investment manager.

                                      I-3

                                 MORGAN B. STARK
                                 ---------------

                                      NONE

                                THOMAS W. STRAUSS
                                -----------------

                                      NONE

                               JEFFREY M. SOLOMON
                               ------------------

                                      NONE

                                 STEPHEN FARRAR
                                 --------------

                                      NONE

                                 WILLIAM J. FOX
                                 --------------

                                      NONE

                                 BRION G. GRUBE
                                 --------------

                                      NONE

                                MATTHEW Q. PANNEK
                                -----------------

                                      NONE

                                JEFFREY C. SMITH
                                ----------------

                                      NONE

                                 GAVIN MOLINELLI
                                 ---------------

                                      NONE

                                      I-4

                                   SCHEDULE II

   THE FOLLOWING TABLES ARE REPRINTED FROM LUBY'S PROXY STATEMENT FILED WITH
           THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 2007

                OWNERSHIP OF EQUITY SECURITIES IN THE COMPANY

      The  following  table sets forth  information  concerning  the  beneficial ownership of the Company's  common stock,  as of November 8, 2007,  for (a) each director  currently  serving on the Board,  (b) each  nominee for  election as a director at the Annual  Meeting named in this Proxy  Statement,  (c) each of the officers named in the Summary  Compensation Table not listed as a director,  and
(d) all  directors and executive  officers as a group.  In general,  "beneficial ownership"  includes those shares a director or executive  officer has the power to vote or transfer and shares that the  director or  executive  officer has the right to acquire within 60 days after November 16, 2007.

                                          Shares Beneficially  Percent of Common
Name(1)                                          Owned               Stock
-------                                          -----               -----
Judith B. Craven (2)                             35,014                *
Arthur R. Emerson (3)                            37,108                *
K. Scott Gray (4)                                15,372                *
Jill Griffin (5)                                 15,981                *
J.S.B. Jenkins (6)                               17,002                *
Frank Markantonis (7)                            21,959                *
Joe C. McKinney (8)                              18,933                *
Gasper Mir, III (9)                              18,101                *
Christopher J. Pappas (10)                    3,459,076               12.18%
Harris J. Pappas (11)                         3,459,076               12.18%
Peter Tropoli (12)                               23,769                *
Jim W. Woliver (13)                              34,980                *
All directors and executive officers of
the Company, as a group(12 persons)(14)       7,156,371               25.19%

*     Represents  beneficial ownership of less than one percent of the shares of the Company's common stock issued and outstanding on November 8, 2007.

(1)   Except as  indicated  in these notes and subject to  applicable  community property laws,  each person named in the table owns directly the number of shares  indicated  and has the sole  power to vote and to  dispose of such shares.  Shares of phantom  stock held by a nonemployee  director  convert into an equivalent number of shares of the Company's common stock when the nonemployee  director  ceases  to be a  director  of  the  Company  due to
      resignation,   retirement,  death,  disability,   removal,  or  any  other
      circumstance.  The shares of common stock  payable upon  conversion of the phantom  stock are  included in this table  because it is possible for the holder  to  acquire  the  common  stock  within  60  days  if  his  or her directorship  terminated.  Under the Company's  Nonemployee Director Stock
      Plan,  restricted stock awards may become  unrestricted when a nonemployee director  ceases  to  be a  director  of  the  Company.  Unless  otherwise specified,  the mailing address of each person named in the table is 13111
      Northwest Freeway, Suite 600, Houston, Texas 77040.

                                      II-1

(2)   The shares shown for Dr. Craven  include 1,500 shares held for her benefit in a custodial  account,  18,666 shares which she has the right to acquire within 60 days under the Nonemployee Director Stock Plan, 11,469 shares of phantom stock held under the Nonemployee  Director  Phantom Stock Plan and
      3,379 shares of restricted stock.

(3)   The shares shown for Mr.  Emerson  include  3,237 shares held jointly with his wife in a custodial  account,  18,666 shares which he has the right to acquire within 60 days under the Nonemployee  Director Stock Plan,  11,826 shares of phantom stock held under the Nonemployee  Director Phantom Stock
      Plan and 3,379 shares of restricted stock.

(4)   The shares shown for Mr. Gray include 4,020 shares held for his benefit in a custodial account, 6,960 shares which he has the right to acquire within
      60 days under Luby's  Incentive  Stock Plan and 4,392 shares of restricted stock.

(5)   The shares shown for Ms.  Griffin  include  8,000 shares which she has the right to acquire within 60 days under the Nonemployee  Director Stock Plan and 7,981 shares of restricted stock.

(6)   The shares  shown for Mr.  Jenkins  include  8,000 shares which he has the right to acquire within 60 days under the Nonemployee  Director Stock Plan and 9,002 shares of restricted stock.

(7)   The shares  shown for Mr.  Markantonis  include  100  shares  held for his benefit in a custodial  account,  10,000  shares which he has the right to acquire within 60 days under the  Nonemployee  Director Stock Plan,  3,878 shares of phantom stock held under the Nonemployee  Director Phantom Stock
      Plan and 7,981 shares of restricted stock.

(8)   The shares shown for Mr.  McKinney  include  8,000 shares which he has the right to acquire within 60 days under the Nonemployee  Director Stock Plan and 10,933 shares of restricted stock.

(9)   The shares shown for Mr. Mir include  10,000 shares which he has the right to acquire within 60 days under the Nonemployee Director Stock Plan, 2,452 shares of phantom stock held under the Nonemployee  Director Phantom Stock
      Plan and 5,649 shares of restricted stock.

(10)  The shares shown for Christopher J. Pappas include  3,404,803  shares held for his benefit in a custodial  account and 54,273 shares which he has the right to acquire  within 60 days pursuant to stock  options  granted under the Luby's Incentive Stock Plan.

(11)  The shares shown for Harris J. Pappas  include  3,404,803  shares held for his benefit in a  custodial  account  and 54,273  shares  which he has the right to acquire  within 60 days pursuant to stock  options  granted under the Luby's Incentive Stock Plan.

                                      II-2

(12)  The shares shown for Mr. Tropoli include 3,300 shares held for his benefit in a custodial  account,  14,915  shares which he has the right to acquire within 60 days  under  Luby's  Incentive  Stock  Plan and 5,554  shares of restricted stock.

(13)  The shares shown for Mr. Woliver include 19,601 shares held in a custodial account for the benefit of Mr.  Woliver and his wife,  12,000 shares which he has the right to acquire within 60 days under the Nonemployee  Director
      Stock Option Plan and 3,379 shares of restricted stock.

(14)  The shares  shown for all  directors  and  executive  officers  as a group include 185,082 shares which they have the right to acquire within 60 days under the Company's  various  benefit plans,  and 29,623 shares of phantom stock held by nonemployee directors under the Nonemployee Director Phantom
      Stock Plan.

                             PRINCIPAL SHAREHOLDERS

      The following table sets forth information as to the beneficial  ownership of the  Company's  common  stock by each person or group known by the Company to own beneficially more than 5% of the outstanding  shares of the Company's common stock as of  November  8,  2007 and,  unless  otherwise  indicated,  is based on disclosures made by the beneficial owners in SEC filings under Section 13 of the
Exchange Act:

                                          Shares Beneficially  Percent of Common
Name and Address of Beneficial Owner (1)        Owned                Stock
----------------------------------------  -------------------  -----------------
Christopher J. Pappas
    13939 Northwest Freeway
    Houston, Texas 77040 (2)                  3,459,076             12.18%

Harris J. Pappas
    13939 Northwest Freeway
    Houston, Texas 77040 (3)                  3,459,076             12.18%

Ramius Capital Group, L.L.C.
    and related companies and individuals
    666 Third Avenue, 26th Floor
    New York, New York 10017 (4)              1,864,500              6.56%

Dimensional Fund Advisors, LP
    1299 Ocean Avenue
    11th Floor
    Santa Monica, California 90401 (5)        1,700,519              5.99%

Deutsche Asset Management Americas
    Taunusanlage 12
    D-60325 Frankfurt am Main
    Federal Republic of Germany (6)           1,421,401              5.00%

                                      II-3

(1)   Except as  indicated  in these notes and subject to  applicable  community property laws,  each person named in the table owns directly the number of shares  indicated  and has the sole  power to vote and to  dispose of such shares.

(2)   The shares shown for Christopher J. Pappas include  3,404,803  shares held for his benefit in a custodial  account and 54,273 shares which he has the right to acquire  within 60 days pursuant to stock  options  granted under the Luby's Incentive Stock Plan.

(3)   The shares shown for Harris J. Pappas  include  3,404,803  shares held for his benefit in a  custodial  account  and 54,273  shares  which he has the right to acquire  within 60 days pursuant to stock  options  granted under the Luby's Incentive Stock Plan.

(4)   Information  based  solely on  Amendment  No. 2 to  Schedule  13D/A  dated
      November  5, 2007 and filed on November  6, 2007 with the  Securities  and
      Exchange Commission jointly by Ramius Capital Group, L.L.C.,  Parche, LLC,
      Starboard  Value and Opportunity  Master Fund Ltd., RCG Enterprise,  Ltd.,
      RCG Starboard Advisors,  LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B.
      Stark, Jeffrey M. Solomon,  Thomas W. Strauss,  Stephen Farrar, William J.
      Fox,  Brion G.  Grube,  Matthew  Q.  Pannek,  Jeffrey  C.  Smith and Gavin
      Molinelli.  The Schedule  13D/A  indicates  that at November 5, 2007:  (a)
      Parche,  LLC was the  beneficial  owner  with  sole  dispositive  power of
      298,320  shares  and  reported  sole  voting  as to  298,320  shares;  (b)
      Starboard Value and Opportunity  Master Fund Ltd. was the beneficial owner with sole  dispositive  power of 1,566,180 shares and reported sole voting as to 1,566,180  shares;  (c) RCG Enterprise Ltd. was the beneficial owner with sole dispositive  power of 298,320 shares and reported sole voting as to 298,320 shares; (d) RCG Starboard Advisors, LLC may be deemed to be the beneficial owner with sole  dispositive  power of 1,864,500 shares and may be deemed to have sole voting as to 1,864,500  shares;  (e) Ramius Capital
      Group,  L.L.C.  may  be  deemed  to be  the  beneficial  owner  with  sole dispositive  power of  1,864,500  shares  and may be  deemed  to have sole voting as to 1,864,500  shares;  (f) C4S & Co., L.L.C. may be deemed to be the beneficial owner with sole  dispositive  power of 1,864,500 shares and may be deemed to have sole  voting  as to  1,864,500  shares;  (g) each of
      Messrs.  Cohen,  Stark,  Strauss  and  Solomon  may  be  deemed  to be the beneficial owner with shared dispositive power of 1,864,500 shares and may be deemed to have shared  voting as to 1,864,500  shares;  and (h) each of
      Messrs.  Farrar, Fox, Grube,  Pannek, Smith and Molinelli may be deemed to be the beneficial owner with shared  dispositive power of 1,864,500 shares and may be deemed to have shared voting power as to 1,864,500 shares.

(5)   Information  based solely on Report for the Calendar Year or Quarter Ended
      September 30, 2007 on Form 13F dated October 23, 2007 and filed on October
      25, 2007 with the Securities and Exchange  Commission by Dimensional  Fund
      Advisors LP.

(6)   Information  based solely on Report for the Calendar Year or Quarter Ended
      June 29,  2007 on Form  13F--HR/A  dated  September  26, 2007 and filed on
      September 26, 2007 with the Securities and Exchange Commission by Deutsche
      Bank Aktiengesellschaft.

                                      II-4

                                    IMPORTANT

      Tell your Board what you think! Your vote is important. No matter how many
Shares you own,  please give the Ramius Group your proxy FOR the election of the
Ramius Group's Director Nominees by taking three steps:

      o     SIGNING the enclosed GOLD proxy card,

      o     DATING the enclosed GOLD proxy card, and

      o     MAILING the enclosed GOLD proxy card TODAY in the envelope  provided
            (no postage is required if mailed in the United States).

      If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares,  and these proxy materials,  together with a
GOLD  voting  form,  are being  forwarded  to you by your  broker or bank.  As a beneficial  owner,  you may either (i) instruct  your  broker,  trustee or other representative  how to vote or (ii)  request  of your  broker,  trustee or other representative, a proxy for the Shares that you beneficially own and pursuant to such proxy vote the Shares in person at the  Annual  Meeting.  The Ramius  Group urges you to confirm in writing any  instructions to the Ramius Group in care of
Innisfree  M&A  Incorporated  at the address  provided  below so that the Ramius
Group will be aware of all  instructions  given and can  attempt to ensure  that such instructions are followed.

      If you have any questions or require any additional information concerning this Proxy Statement,  please contact  Innisfree M&A Incorporated at the address set forth below.

                           Innisfree M&A Incorporated
                         501 Madison Avenue, 20th Floor
                               New York, NY 10022
                 Shareholders Call Toll-Free at: (877) 800-5185
                Banks and Brokers Call Collect at: (212) 750-5833

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED ___________, 2007

                                  LUBY'S, INC.

                       2008 ANNUAL MEETING OF SHAREHOLDERS

              THIS PROXY IS SOLICITED ON BEHALF OF THE RAMIUS GROUP

                     THE BOARD OF DIRECTORS OF LUBY'S, INC.
                          IS NOT SOLICITING THIS PROXY

                                    P R O X Y

The undersigned appoints Jeffrey C. Smith and Gavin Molinelli, and each of them, attorneys  and  agents  with full  power of  substitution  to vote all shares of common stock of Luby's,  Inc.  ("Luby's" or the "Company") which the undersigned would be entitled to vote if  personally  present at the 2008 Annual  Meeting of
Shareholders  of the Company  scheduled to be held at the  Sheraton  Brookhollow
Hotel located at 3000 North Loop West, Houston, Texas 77092, on January 15, 2008
at 11:00 a.m.,  Houston time, and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the "Annual Meeting").

The undersigned  hereby revokes any other proxy or proxies  heretofore  given to vote or act with  respect to the shares of common  stock of the Company  held by the  undersigned,  and hereby  ratifies and confirms all action the herein named attorneys and proxies,  their  substitutes,  or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes  with respect to any other  matters as may properly  come before the
Annual  Meeting that are unknown to the Ramius  Group a  reasonable  time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE,  THIS
PROXY WILL BE VOTED FOR PROPOSAL 1, WILL ABSTAIN ON PROPOSAL 2 AND WILL BE VOTED
FOR PROPOSAL 3.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

         IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] PLEASE MARK VOTE AS IN THIS EXAMPLE

   THE RAMIUS GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE
                     NOMINEES LISTED BELOW IN PROPOSAL NO.1

Proposal No. 1 - The Ramius Group's Proposal to elect Stephen Farrar, William J.
Fox,  Brion G. Grube and Matthew Q. Pannek to serve as directors  until the 2011
Annual Meeting of Shareholders.

                                                                     FOR ALL
                                                                      EXCEPT
                                      FOR ALL      AGAINST ALL      NOMINEE(S)
                                     NOMINEES        NOMINEES     WRITTEN BELOW
Nominees: Stephen Farrar                [ ]            [ ]             [ ]
          William J. Fox                                          ______________
          Brion G. Grube                                          ______________
          Matthew Q. Pannek                                       ______________

Proposal No. 2 - To ratify the  appointment of Grant Thornton LLP as independent auditor for the 2008 fiscal year.

       |_| FOR                   |_| AGAINST               |_| ABSTAIN

           THE RAMIUS GROUP MAKES NO RECOMMENDATION ON PROPOSAL NO. 2

Proposal No. 3 - To recommend that the Board of Directors  consider  adoption of the non-binding shareholder proposal to declassify the Board of Directors.

       |_| FOR                   |_| AGAINST               |_| ABSTAIN

     THE RAMIUS GROUP RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" PROPOSAL NO. 3

DATED:_________________________________________

_______________________________________________
(Signature)

_______________________________________________
(Signature, if held jointly)

_______________________________________________
(Title)

WHEN  SHARES  ARE HELD  JOINTLY,  JOINT  OWNERS  SHOULD  EACH  SIGN.  EXECUTORS,
ADMINISTRATORS,  TRUSTEES,  ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.
PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.